Exhibit (a)(1)

STATE of DELAWARE
CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

NAME: The name of the statutory trust formed by the filing of this Certificate of Trust is: Pragmatic Meridian Global Fund (the “Statutory Trust”).

REGISTERED OFFICE AND REGISTERED AGENT: The business address of the Registered Agent and Registered Office of the Statutory Trust is located at 20 Montchanin Road, Suite 85, Wilmington, DE 19807. The name of the Registered Agent of the Statutory Trust for service of process at such location is Apex Fund and Corporate Services Delaware Inc.

EFFECTIVE DATE: This Certificate of Trust shall be effective immediately upon filing.

REGISTERED INVESTMENT COMPANY: The Statutory Trust intends to register as an investment company under the Investment Company Act of 1940, as amended, prior to or within 180 days following the first issuance of shares of beneficial interest of the Statutory Trust.

SERIES TRUST: The “governing instrument” of the Statutory Trust, within the meaning of the Delaware Statutory Trust Act (the “Trust Instrument”), provides for the issuance of one or more series of shares of beneficial interest in the Statutory Trust, which series may have no classes, may consist of one class or may be divided into two or more classes, representing interests in the assets belonging to that series. Separate and distinct records shall be maintained by the Statutory Trust for each series and the assets associated solely with any such series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the assets of the Statutory Trust generally or any other series. As provided in the Trust Instrument, (i) the debts, liabilities, obligations, expenses, costs, charges and reserves incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Statutory Trust generally or assets belonging to any other series thereof, and (ii) none of the debts, liabilities, obligations, expenses, costs, charges and reserves incurred, contracted for or otherwise existing with respect to the Statutory Trust generally or any other series thereof shall be enforceable against the assets of such series.

AMENDMENT: The trustees of the Statutory Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the initial trustees of the Statutory Trust, have duly executed this Certificate of Trust as of this 8th day of October, 2026.

By:	/s/ Gino E. Malaspina
Gino E. Malaspina
Initial Trustee

By:	/s/ Zachary R. Tackett
Zachary R. Tackett
Initial Trustee